                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. 10)(1)

                               US Diagnostic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90328Q108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-------------------------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 2 of 11 Pages
----------------------------                           -------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                4,818,050
  OWNED BY          ------------------------------------------------------------
    EACH               8            SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                    ------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                            4,818,050
                    ------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,818,050
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          21.5%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 3 of 11 Pages
----------------------------                           -------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                4,818,050
  OWNED BY          ------------------------------------------------------------
    EACH               8            SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                    ------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                            4,818,050
                    ------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,818,050
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          21.5%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 4 of 11 Pages
----------------------------                           -------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JACK L. HOWARD
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                67,200
  OWNED BY          ------------------------------------------------------------
    EACH               8            SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                    ------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                            67,200
                    ------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          67,200
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          <1%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 5 of 11 Pages
----------------------------                           -------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          GLEN KASSAN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   -0-
  OWNED BY          ------------------------------------------------------------
    EACH               8            SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                    ------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                               -0-
                    ------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          -0-
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 6 of 11 Pages
----------------------------                           -------------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the
Schedule 13D as specifically set forth.

   Item 2 is amended and restated as follows:

Item 2.     Identity and Background.

            (a) This  Statement is filed on behalf of Steel Partners II, L.P., a
Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Jack
L. Howard and Glen Kassan.

            Steel  Partners  L.L.C.,  a  Delaware  limited   liability   company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

            Jack  L.  Howard  is a  principal  of  Mutual  Securities,  Inc.,  a registered broker-dealer.

            Glen Kassan is a Vice  President  of Partners LLC and an employee of
Steel Partners Services, Ltd., an affiliate of Steel Partners II.

            Each of the  foregoing  are referred to as a "Reporting  Person" and collectively  as the "Reporting  Persons".  By virtue of his position with Steel
Partners II, Mr.  Lichtenstein has the power to vote and dispose of the Issuer's
Shares owned by Steel Partners II. Each of the Reporting Persons is party to the
Joint Filing  Agreement (the "Joint Filing  Agreement") as further  described in
Item 6.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

            (b) The principal  business  address of Steel Partners II, Warren G.
Lichtenstein and Glen Kassan is 150 East 52nd Street,  21st Floor, New York, New
York 10022.

            The  principal  business  address of Jack L.  Howard is 182  Farmers
Lane, Suite 101, Santa Rosa, California 95405.

            (c) The  principal  business/occupation  of  Steel  Partners  II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

            The  principal  business/occupation  of Mr.  Howard is  investing in equity and debt securities.

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 7 of 11 Pages
----------------------------                           -------------------------

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

            (f)  Messrs.  Lichtenstein,  Howard and Kassan are  citizens  of the
United States of America.

   Item 3 is amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            (a) The aggregate  purchase price of the 4,818,050  Shares of Common
Stock owned by Steel Partners II is $4,603,580. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

            (b) The  aggregate  purchase  price of the  67,200  Shares of Common
Stock owned by Jack L. Howard is  $60,474.  The Shares of Common  Stock owned by
Mr. Howard were acquired with his personal funds.

   Item 4 is amended to add the following:

            On April 20, 2001,  Warren G. Lichtenstein was appointed to serve as a member of Board of  Directors of the Issuer.  On February  21,  2001,  Messrs.
Howard and Kassan were  appointed  to serve as members of the Board of Directors of the Issuer.

   Item 5(a)-(b) is amended and restated as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 22,417,205  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's  Annual Report on Form 10-K for the fiscal year ended  December 31,
2000.

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 8 of 11 Pages
----------------------------                           -------------------------

            As of the close of business  on April 24,  2001,  Steel  Partners II beneficially owned 4,818,050 Shares of Common Stock, constituting  approximately
21.5% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 4,818,050
Shares,  representing  approximately  21.5%  of  the  Shares  outstanding.   Mr.
Lichtenstein has sole voting and dispositive power with respect to the 4,818,050
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

            As  of  the  close  of  business  on  April  24,  2001,  Mr.  Howard beneficially  owned 67,200 Shares of Common Stock,  constituting less than 1% of the Shares  outstanding.  Included  therein is 42,000  shares  held by a defined contribution  money  purchase  profit sharing plan for the benefit of Mr. Howard
(the  "Plan").  As the  trustee  of the Plan,  Mr.  Howard  has sole  voting and dispositive power with respect to the 42,000 Shares held by the Plan. All 67,200
Shares were acquired in open-market transactions.

            Currently, Mr. Kassan does not own any Shares of Common Stock.

   Item 5(c) is amended to add the following:

            (c) Reporting Persons have not engaged in any transactions involving the Shares during the past 60 days.

   Item 6 is amended to add the following:

            Effective  April  20,  2001,  as  a  result  of  Mr.  Lichtenstein's appointment  to the Board of  Directors  of the  Issuer,  Steel  Partners II and
Messrs.  Lichtenstein,  Howard and Kassan entered into a Joint Filing Agreement, in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer. The Joint Filing
Agreement is attached hereto as an exhibit and incorporated  herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement.

   Item 7 is amended to add the following exhibit:

            3.    Joint Filing  Agreement by and among Steel  Partners II, L.P.,
                  Warren G. Lichtenstein,  Jack L. Howard and Glen Kassan, dated as of April 20, 2001.

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 9 of 11 Pages
----------------------------                           -------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 24, 2001                     STEEL PARTNERS II, L.P.

                                               By:   Steel Partners, L.L.C.
                                                     General Partner

                                               By:/s/ Warren G. Lichtenstein
                                                  ---------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               WARREN G. LICHTENSTEIN

                                               /s/ Jack L. Howard
                                               ------------------------------
                                               JACK L. HOWARD

                                               /s/ Glen Kassan
                                               ------------------------------
                                               GLEN KASSAN

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 10 of 11 Pages
----------------------------                           -------------------------

                                 EXHIBIT INDEX

Exhibit                                                                     Page
-------                                                                     ----

1.  Joint Filing  Agreement by and between  Steel  Partners II, L.P. and     --
    Warren G. Lichtenstein,  dated as of October 15, 1999 (previously filed).

2.  Nondiscrimination  Agreement  by and among US  Diagnostic  Inc.  and     --
    Steel  Partners  II,  L.P.,   dated  as  of  December  29,  1999
    (previously filed).

3.  Joint Filing Agreement by and among Steel Partners II, L.P.,  Warren     11
    G.  Lichtenstein,  Jack L. Howard  and Glen  Kassan,  dated as of
    April 20, 2001.

----------------------------                           -------------------------
CUSIP No. 90328Q108                    13D             Page 11 of 11 Pages
----------------------------                           -------------------------
                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto) with respect to the Common Stock of US Diagnostic Inc. This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:      As of April 20, 2001                 STEEL PARTNERS II, L.P.

                                                 By:   Steel Partners, L.L.C.
                                                       General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    ---------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                 /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                                 WARREN G. LICHTENSTEIN

                                                 /s/ Jack L. Howard
                                                 ------------------------------
                                                 JACK L. HOWARD

                                                 /s/ Glen Kassan
                                                 ------------------------------
                                                 GLEN KASSAN